UNITED STATES OF AMERICA
                            SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


Application of Northeast Utilities    )
Service Company, The Connecticut      )
Light and Power Company, Public       )
Service Company of New Hampshire,     )   CERTIFICATE PURSUANT TO
Holyoke Water Power Company and       )   UTILITY HOLDING COMPANY ACT
Western Massachusetts Electric Company)   OF 1935
on Form U-1 (File No. 70-8641)        )


Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities Service Company ("NUSCO"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing certain electric power brokering, marketing and other activities (HCAR. No. 26359; August 18,1995, File No. 70-8641) ("Order").

For the first quarter ended March 31, 2000, the revenues and expenses for each activity to be reported pursuant to the Order are as follows.


     ACTIVITY                               (Thousands of Dollars)
     --------                               ----------------------

     BROKERING:
       Revenues                                      NONE

       Expenses                                      NONE

     MARKETING:
       Revenues:                                   $36,265
                                                   =======

       Expenses:
         Purchased power                           $31,841
                                                   =======





                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                       /s/ John J. Roman
                                           -----------------------------------
                                           Vice President and Controller
                                           Northeast Utilities Service Company
                                           P.O. Box 270
                                           Hartford, CT 06141-0270
                                           May 30, 2000